Exhibit 99.2

BELLUS HEALTH INC.

NOTICE AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
ANNUAL AND SPECIAL MEETING
OF COMMON SHAREHOLDERS
TO BE HELD ON MAY 4, 2023

MARCH 21, 2023

BELLUS HEALTH INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the common shareholders of BELLUS Health Inc. (the “Company”) will be held in person at 275 Armand Frappier Blvd., Laval, Québec, H7V 4A7 on May 4, 2023 at 11:30 a.m., Montréal time, for the following purposes:

(i)	to receive and consider the annual report of the directors to the shareholders and the financial statements of the Company for the financial year ended December 31, 2022, and the report of the auditors thereon;

(ii)	to elect each of the directors for the ensuing year;

(iii)	to appoint KPMG LLP, Chartered Accountants, as auditors of the Company and to authorize the Audit Committee to fix the auditors’ remuneration;

(iv)	to ratify and confirm the resolution approving the unallocated options under the Amended and Restated Stock Option Plan of the Company, the whole as more fully set forth in Schedule “A” hereto;

and

(v)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders who are unable to participate in the Meeting are requested to date and sign the enclosed proxy and to mail it to or deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the Meeting, proxies must be returned to the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, before the date of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

If you are a registered Shareholder or you have already given the Company instructions to send you printed documents, your management proxy circular is attached to this Notice of Meeting.

If you are a beneficial Shareholder, we are making the management information circular available online instead of mailing it to you, according to a set of rules developed by the Canadian Securities Administrators called Notice-and-access. Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR (www.sedar.com) and www.envisionreports.com/Bellus2023, rather than mailing paper copies of such materials to Shareholders. Under notice-and-access, Shareholders still receive a proxy form or voting instruction form enabling them to vote at the Meeting. However, instead of paper copies of the meeting materials, Shareholders receive this notice which contains information on how they may access the meeting materials online and how to request paper copies of such documents.

You can download the circular and other meeting materials at www.envisionreports.com/Bellus2023 or on SEDAR at www.sedar.com. Shareholders are reminded to review the management information circular and other proxy-related materials prior to voting.

Before the Meeting, if you would prefer to receive a paper copy of the circular, please call the number below and it will be mailed to you at no cost. Note that the Company will not mail the proxy form or voting instruction form, so please keep the one you received previously.

REGISTERED SHAREHOLDERS

Canada and the United States: 1-866-962-0498

Other countries: +1-514-982-8716

You will need to enter your 15-digit control number as indicated on your form of proxy.

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

Canada and the United States: 1-877-907-7643

Other countries (English): +1-303-562-9305

Other countries (French): +1-303-562-9306

You can also request a copy of the Meeting Materials at www.proxyvote.com using the control number on your voting instruction form.

The management information circular will be sent to you within three business days of receipt of your request. Please take shipping time into consideration if you want to be sure to receive the management information circular before the Meeting.

After the Meeting, if you would prefer to receive a paper copy of the circular, please call the Company at 1-450-680-4500 or email the Company at ir@bellushealth.com to ask for a printed copy of the management information circular.

DATED at Montréal, Québec, Canada, March 21, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Sébastien Roy
Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT TO THE COMPANY, C/O COMPUTERSHARE INVESTOR SERVICES INC., IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR FOR ADDITIONAL PARTICULARS.

MANAGEMENT INFORMATION CIRCULAR

PART 1.
VOTING INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation by the management of BELLUS Health Inc. (the “Company”) of proxies to be voted at the annual and special meeting of common shareholders (the “Meeting”), to be held in person at 275 Armand Frappier Blvd., Laval, Québec, H7V 4A7, on May 4, 2023 at 11:30 a.m., Montréal time, for the purposes set forth in the accompanying notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained in this Circular is given as at March 21, 2023. All dollar amounts and references to $ or US$ are to United States dollars and references to CDN$ are to Canadian dollars.

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Company and the expenses of solicitation of proxies will be borne by the Company. The solicitation will be made primarily by mail; however, officers and regular employees of the Company may also solicit proxies by telephone, telecopier, electronic mail or in person.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors or officers of the Company. Each shareholder is entitled to appoint any other person to represent him or her at the Meeting, and at any adjournment thereof.

A shareholder desiring to appoint another person (who need not be a shareholder) to represent him or her at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in the form of proxy and by inserting such person’s name therein or by completing another proper form of proxy and, in either case, sending the completed proxy in the enclosed reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such proxy with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof.

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by depositing an instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized in writing, with the Company, c/o Computershare Investor Services Inc. (the “Transfer Agent”), Attention: Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1, at any time up to and including the close of business two business days preceding the day of the Meeting, or any adjournment thereof, or with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the proxy’s authority.

Registered Common Shareholders

Holders of common shares of the Company (the “Common Shares”) listed as shareholders at the close of business on March 21, 2023 (the “Record Date”), will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof, except to the extent that such shareholder has subsequently (after the Record Date) transferred any such Common Shares, and the transferee of those Common Shares establishes such transferee shareholder’s ownership of such Common Shares and requests in writing, no later than two business days prior to the Meeting with sufficient evidence of such transfer of ownership, that such transferee shareholder’s name be included in the list of shareholders prepared by the Transfer Agent for the Meeting. In such case, only the new transferee shareholder will be entitled to vote such Common Shares on each matter to be acted upon at the Meeting.

Non-Registered Common Shareholders

The names of the shareholders whose shares are held in the name of a broker or another intermediary will not appear on the list of shareholders of the Company. If you are not a registered shareholder of the Company, in order to vote you must a) obtain the material relating to the Meeting from your broker or other intermediary; b) complete the request for voting instructions sent to you by the broker or other intermediary; and c) follow the directions of the broker or other intermediary with respect to voting procedures.

In accordance with National Instrument 54-101 adopted by the Canadian Securities Administrators entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Company is distributing copies of the material related to the Meeting to clearing agencies and intermediaries for distribution to non-registered shareholders. Such agencies and intermediaries must forward the material related to the Meeting to non-registered holders and may use a service company (such as Broadridge Financial Solutions in Canada) to permit you, if you are not a registered shareholder, to direct the voting of the Common Shares you beneficially own. If you are a non-registered shareholder of the Company, you may revoke any voting instructions given to an intermediary at any time by written notice to the intermediary. If you are a non-registered shareholder of the Company, you should submit your voting instructions to your intermediary or broker leaving sufficient time to ensure that your votes are received, from your intermediary or broker, by the Transfer Agent on behalf of the Company, as set forth under the heading “Appointment and Revocation of Proxies” in this Circular.

Voting of Proxies

The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

In the absence of shareholder directions, Common Shares will be voted:

a.	FOR the election as directors of each of those persons hereinafter named as management’s nominees;

b.	FOR the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’ remuneration; and

c.	FOR the ratification and confirmation of the resolution approving the unallocated options under the Plan, the whole as set forth in Schedule A hereto.

All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the shareholders entitled to vote thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, the management of the Company knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

Voting Shares and Principal Holders thereof

As at March 21, 2023, there were 126,577,283 Common Shares outstanding, each of which entitles its holder to one vote at the Meeting. To the knowledge of the directors and officers of the Company, based on publicly available information, as at March 21, 2023, no person beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding voting shares of the Company.

PART 2.
Business of the Meeting

Presentation of Financial Statements and Auditor’s Report

The audited consolidated financial statements of the Company, the report of the auditors thereon, and the management’s discussion and analysis thereof for the financial year ended December 31, 2022, are contained in the 2022 annual report of the Company and will be tabled at the Meeting, but the approval of the shareholders in respect thereto is not required.

Election of Directors

Eight directors are to be elected at the Meeting. The Board of Directors of the Company (the “Board”) recommends that shareholders vote for the election of each of the nominees whose names are set forth below. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the election of each of the nominees whose names are set forth below, unless otherwise directed by the shareholders appointing them.

The Board has a majority voting policy. This means that if a director receives more “AGAINST” votes than “FOR” votes at the annual meeting of shareholders, then, if it is an incumbent director as are all the nominees, the director will immediately tender his or her resignation to the Chairman, which resignation becomes effective only if accepted by the Board. In such circumstances, the Nominating and Corporate Governance Committee of the Board will consider a director’s offer to resign and make a recommendation to the Board as to whether to accept it. Absent exceptional circumstances, the resignation will be accepted and will be effective when accepted by the Board. The director having tendered his or her resignation pursuant to this policy will not participate in any meeting of the Board or of the Nominating and Corporate Governance Committee at which the resignation is considered. The Board will have 90 days from the annual meeting to reach a decision and disclose such decision by way of a news release, a copy of which will be provided to the Toronto Stock Exchange (“TSX”). If the Board determines not to accept the resignation, such news release will fully state the reasons for that decision. If the nominee is a first-time nominee, he or she will not be elected if he or she receives more “AGAINST” votes than “FOR” votes at the annual meeting of shareholders. This policy does not apply in circumstances involving contested director elections.

Management does not anticipate that any of the nominees will be unable to serve as a director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular shareholder to withhold its shares from voting with respect to the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected, unless his or her office is earlier vacated in accordance with the by-laws of the Company. Each of the individuals named in the table below are current members of the Board and have been during the period indicated.

The following table states the names of all the persons proposed by management to be nominated for election as directors, their municipality, province or state and country of residence, their age, their principal occupation during the past five years, their position and office held with the Company, the period during which each proposed nominee has served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

Name and Municipality of Residence	Age (as at March 21, 2023)	Principal Occupation During Past Five Years	Office	Period during which served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed (1)
Dr. Francesco Bellini, O.C. Wentworth-Nord, Quebec, Canada	75	Chairman of the Board of Picchio International Inc. (a management and holding company)	Chairman of the Board	2002-2023	1,761,621 (2)
Roberto Bellini Montreal, Quebec, Canada	43	President and Chief Executive Officer of the Company	Director	2009-2023	5,329,871 (3)
Dr. Youssef L. Bennani (4), (5) Lorraine, Quebec, Canada	62	Managing Partner of CTI Life Sciences Fund (6)	Director	2017-2023	109,649
Franklin M. Berger, CFA (4), (7) New York, New York, United States	73	Consultant	Director	2010-2023	698,918
Dr. Clarissa Desjardins Montreal, Quebec, Canada	56	CEO of Congruence Therapeutics (8)	Director	2017-2023	18,420
Pierre Larochelle (5), (7) Montreal, Quebec, Canada	51	Co-Managing Partner of Idealist Capital (9)	Director	2009-2023	131,570
Dr. William Mezzanotte (4) West Chester, Pennsylvania, United States	64	Executive Vice President, Head of R&D and Chief Medical Officer of CSL Behring (10)	Director	2021-2023	NIL
Joseph Rus (5), (7) Toronto, Ontario, Canada	77	Consultant	Director	2009-2023	NIL

(1)	The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective candidates individually as at March 21, 2023.
(2)	Dr. Bellini is the registered holder of 280,894 Common Shares. The FMRC Family Trust (“FMRC”), a trust of which Dr. Francesco Bellini, Chairman of the Board of the Company, and Mr. Roberto Bellini, President and Chief Executive Officer of the Company, are beneficiaries and 1324286 Alberta Limited, a wholly-owned subsidiary of FMRC, own 657,239 Common Shares and Picchio International owns 823,488 Common Shares, which shares are shown in Dr. Bellini’s share ownership.
(3)	Mr. Bellini is the registered holder of 765,061 Common Shares and has an interest in 4,564,810 Common Shares through his 50% interest in Rocabe Investments Inc.
(4)	Member of the Nominating and Corporate Governance Committee.
(5)	Member of the Compensation Committee.
(6)	Dr. Bennani was appointed as venture partner in 2019 and Chief Scientific Officer in 2020 of adMare BioInnovations, the sole member of the Neomed Institute. Dr. Bennani was CEO of Find Therapeutics Inc from 2020 to February 2022. He was appointed managing partner of CTI Life Sciences Fund in 2021.
(7)	Member of the Audit Committee.
(8)	From 2012 to 2019, Dr. Desjardins was Chief Executive Officer of Clementia Pharmaceuticals, Inc. In May 2021, she was appointed CEO of Congruence Therapeutics.
(9)	From 2012 to December 2021, Mr. Larochelle was President and Chief Executive Officer of Power Energy Corporation. In January 2022, he was appointed co-managing partner of Idealist Capital.
(10)	Dr. Mezzanotte joined CSL Behring in 2017 as Senior Vice-President and Head of Clinical Development, and was Senior Vice-President and Head of Development from 2018 to 2019. Prior to CSL, Dr. Mezzanote was Vice-President and Therapeutic Area Head of Respiratory Medicine of Boehringer-Ingelheim from 2015 to 2017.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the directors and officers of the Company, other than as set forth below, no proposed director of the Company:

(a) is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company, that,

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or

(b) is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Directors’ Attendance at Board and Committee Meetings

The following table set forth the number of meetings held by the Board and each of its Committees during the financial year ended December 31, 2022, and the attendance of each director at those meetings, or, in the case of Committees of the Board, the attendance of each member of such Committees.

Board and Board Committee Attendance Record from January 1 to December 31, 2022

Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Independent Directors
Dr. Francesco Bellini	7/7	-	-	-	-
Roberto Bellini	7/7	-	-	-	-
Dr. Youssef L. Bennani	7/7	-	1/1	3/3	2/2
Franklin M. Berger	6/7	4/4	-	3/3	2/2
Dr. Clarissa Desjardins (1)	6/7	-	-	1/2	2/2
Pierre Larochelle	7/7	4/4	1/1	-	2/2
Dr. William Mezzanotte (2)	7/7	-	-	1/1	2/2
Joseph Rus	7/7	4/4	1/1	-	2/2

(1)	Dr. Desjardins stepped off the Nominating and Corporate Governance Committee on May 11, 2022. She did not attend meetings after that date.
(2)	Dr. Mezzanotte was appointed as member of the Nominating and Corporate Governance Committee on May 11, 2022. He did not attend meetings prior to that date.

Other Board Memberships

The following table identifies, in respect of the financial year ended December 31, 2022, the current directors of the Company who also act as directors for other reporting issuers.

Name	Name of issuer	Name of Exchange or Market
Franklin M. Berger	Rain Oncology, Inc. (formerly Rain Therapeutics, Inc.) ESSA Pharma, Inc. Kezar Life Sciences, Inc. Atreca, Inc. Atea Pharmaceuticals, Inc.	Nasdaq Capital Market (“NASDAQ”) NASDAQ NASDAQ NASDAQ NASDAQ
Dr. Clarissa Desjardins	Insmed, Inc.	NASDAQ
Pierre Larochelle	The Lion Electric Company, Inc.	TSX and New York Stock Exchange (“NYSE”)

Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date hereof.

Board Diversity Matrix
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	None	None
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	None
Did Not Disclose Demographic Background	1

As at the date hereof, the Board comprises of and following the Meeting, assuming that all of the nominees for directors are elected, the Board will comprise of:

●	a total of eight directors
●	one woman (13%)
●	no persons with disabilities
●	no indigenous persons
●	two members of a visible minority (25%)

As of the date hereof, the full-time senior management team of the Company comprises of:

●	a total of six people
●	one woman (17%)
●	no persons with disabilities
●	no indigenous persons
●	no member of a visible minority

The Board has not adopted a written policy relating to the identification and nomination of directors who are women, Indigenous peoples, persons with disabilities or members of visible minorities (referred to herein as “Designated Groups”). The Company recognizes the benefits of diversity within its Board, at the executive level and all levels of the organization. The nomination of directors who are members of Designated Groups are taken into consideration. The Board annually reviews its policies to ensure diversity of their Board.

The level of representation of members of Designated Groups on the Board is one of many factors taken into consideration in identifying and nominating candidates for election or re-election to the Board.

The Company’s position with respect to the representation of Designated Groups in senior management positions is the same as its position with respect to the representation of such groups on the Board. The level of representation of members of Designated Groups is one of many factors taken into consideration in making senior management appointments.

The Board has not adopted targets regarding Designated Groups on the Board. The Board believes that it is a combination of the skills, experience and character of an individual that are the most important qualities in assessing the value that such individual can bring to the Board.

Diversity targets at the executive level have not been adopted as the Company is of the view that diversity is one factor of many to be considered in advancement and hiring decisions, but emphasis should be placed on hiring or advancing the most qualified individuals.

The Board has not adopted formal term limits as it is of the view that, given the Company’s current stage of development, it is critical for the Board to ensure that the required competencies and skills continue to be represented within its ranks. The Nominating and Corporate Governance Committee considers renewal of Board membership on a yearly basis.

Further information in respect of the nomination and appointment of the Board is set out at Schedule “B” hereto.

Auditors of the Company

KPMG LLP, Chartered Accountants, have been the auditors of the Company since September 1995. The Board recommends that shareholders vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’ remuneration. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the reappointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the term expiring with the next annual meeting of shareholders, and to authorize the Audit Committee to fix their remuneration, unless otherwise directed by the shareholders appointing them.

Approval of Unallocated Options under the Stock Option Plan

Under the Company’s stock option plan (the “Plan”), the Company may grant, together with any Common Shares reserved for issuance under any other security-based compensation arrangement, options to purchase Common Shares representing up to 12.5% of the total number of Common Shares of the Company issued and outstanding from time to time. The rules of the TSX provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which do not have a fixed number of maximum securities issuable be re-approved every three years. Such approval was last obtained at the Company’s 2020 annual meeting.

Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, approve, with or without amendment, the resolution set forth in Schedule “A”. Previously-granted options will continue, unaffected, whether or not this resolution is approved by shareholders. However, such previously-granted options cancelled prior to exercise will not be available for grants after May 4, 2023.

PART 3.
statement of Executive Compensation

Compensation of Directors and Executives

Compensation Discussion and Analysis

Approach to Human Capital

The Company’s employees are its greatest asset and the engine that fuels its success. The Company is taking a focused and direct approach in various human capital development programs. The Company believes that these programs are core to its values, will create a working environment where its employees will flourish and achieve its corporate objectives.

Objectives of the Compensation Program

The Company’s compensation program (the “Compensation Program”) is designed to be competitive, drive business performance, and play an important role in attracting and retaining key members of the Company’s senior executive team. The market for qualified and talented executives in our industry is extremely competitive and we compete for talent with many companies that have greater resources than we do. Additionally, we are a pre-revenue company with long product development cycle, including a long governmental regulatory approval process, as a result, traditional benchmarking metrics, such as product sales revenues and profitability, are inappropriate for a pre-revenue company such as BELLUS Health.

What the Compensation Program is Designed to Reward

The Compensation Program is designed to reward the senior executive team for implementing key strategies, both in the short, and the long term, that will allow the Company to advance its development of products that provide innovative health solutions and address critical unmet medical needs, to enhance its share value, and, thereby, create economic value. Actual rewards are directly linked to the results of the Company.

In establishing remuneration and incentives under the Compensation Program, the Compensation Committee studies the competitive market environment and reviews on a yearly basis a benchmarking analysis using compensation information filed by comparable publicly listed biotechnology companies (the “Peer Group”). The Committee also takes into account the Company’s own financial targets and past performance. Additionally, the Compensation Committee also considers other reference points and criteria when establishing targeted compensation levels, such as the executive’s experience level, contribution to established Company’s goals, individual performance against the executive’s individual goals, scope of responsibility, skill sets, and leadership potential.

In January 2022, for the 2022 financial year, the Company’s Compensation Committee engaged Mercer (Canada) Limited (“Mercer”) as its independent compensation consultant to advise on executive and Board compensation matters including: overall compensation program design, peer group development, and collection of market data to inform our compensation program for our executives and Directors.

The Company’s Peer Group consisted of two samples of TSX and/or NASDAQ-listed companies: (i) the first, with Canadian companies listed on NASDAQ having a market capitalization threshold between US$438 million and US$2,300 million, comprises Arbutus Inc., Essa Pharma Inc., HLS Therapeutics Inc., Knight Therapeutics Inc., Repare Therapeutics Inc., Trillium Therapeutics Inc., Xenon Pharmaceuticals Inc. and Zymeworks Inc.; and (ii) the second, with companies listed on NASDAQ having a market capitalization threshold between US$294 and US$2,400 million, comprises Agios Pharmaceuticals Inc., Atara Biotherapeutics Inc., Cara Therapeutics Inc., Corcept Therapeutics Inc., Deciphera Pharma Inc., Esperion Therapeutics Inc., Global Blood Therapeutics Inc., Intercept Therapeutics Inc., Iovance Biotherapeutics Inc., Karyopharm Inc., Reata Pharmaceuticals, Inc. and Sage Therapeutics Inc.

Components of the Compensation Program, Determination of Amounts for Each Elements, Rationale for Amounts of Each Element

The Compensation Program has three major components: base salary to attract and retain highly skilled executives, annual individual performance incentives (bonuses) to reward the achievement of our key short-term strategic and business objectives; and motivate and attract executives, and long-term equity incentives (granting of stock options) to encourage executives to focus on long term performance and promote retention and rewards based on company and individual performance. The compensation policies and guidelines for the Named Executive Officers (as defined herein), other than the President and Chief Executive Officer and other senior executives, are recommended by the President and Chief Executive Officer and approved by the Compensation Committee. The compensation of the President and Chief Executive Officer and other senior executives is recommended by the Compensation Committee and approved by the Board.

The mix of compensation components aims at rewarding annual results as well as driving long-term company performance and creating shareholder value.

Base Salary

Salaries for the Named Executive Officers and other senior executives are based on the experience, skills, level of expertise and performance of each executive. Under normal circumstances, the Company’s policy is for the total cash compensation of the Named Executive Officers and other senior executives, including individual performance incentives, to be generally aligned with the 50th percentile of the Peer Group, except for our President and Chief Executive Officer, whose base salary is well-under the 50th percentile, but for whom the total compensation is more aimed towards the long-term, with a strong bias in favor of “at-risk” incentive compensation.

For the 2022 financial year, the Compensation Committee mandated Mercer to conduct a benchmarking analysis of publicly available compensation data relating to companies in the Peer Group. Mercer compared the total compensation of the Named Executive Officers, including individual performance incentives, with that of executive officers of companies in the Peer Group in order to assess reasonableness. Based on its review of Mercer’s analysis, the Compensation Committee concluded that the base salary of all Named Executive Officers was lower relative to the compensation of comparable executive officers of companies in the Peer Group. As such, in February 2022, the Board approved a base salary increase for Roberto Bellini, President and Chief Executive Officer (23%), Ramzi Benamar, CFO (5%), Catherine Bonuccelli, CMO (10%) and Denis Garceau, CSO (15%) for the 2022 financial year.

In addition, in February 2022, the Board approved a 4.5% salary adjustment for all Company employees, and larger salary adjustments for top performers and certain employees to bring them in-line with market rates over the next years.

Individual Performance Incentives (Bonuses)

Individual performance incentives (bonuses) are designed to incentivize the contribution of the Named Executive Officers and the other senior executives to the Company’s key strategies, which contributions are evaluated through an annual performance review process. Bonuses are granted in accordance with each executive’s individual performance as well as corporate objectives including the results of the Company’s development programs. Should the Company ever generate revenues, which currently it does not, such revenues and any profits would also factor into the determination of annual performance bonuses to be paid to senior executive officers.

The target bonus payment for the President and Chief Executive Officer is set at 100% of base salary. For 2021, the target bonus payment for the Chief Financial Officer and Chief Medical Officer was set at 35% of base salary, and was increased during the year from 25% to 35% of base salary for the Chief Scientific Officer. In February 2022, for 2021, the Board of Directors approved a bonus payment of 125% of their bonus target to Roberto Bellini, CEO, Ramzi Benamar, CFO, and Denis Garceau, CSO, and of 150% to Catherine Bonuccelli, CMO. The aforementioned target bonus for 2021 were paid in March 2022.

As part of Mercer’s benchmarking analysis conducted in January 2022 the Compensation Committee also concluded that the target bonus payment of all Named Executive Officers for 2021, except the CEO, was lower relative to the target bonus payment of comparable executive officers of companies in the Peer Group. As such, in February 2022, the Board also approved a bonus target increase for Ramzi Benamar, CFO (from 35% to 40%), Catherine Bonuccelli, CMO (from 35% to 40%) and Denis Garceau, CSO (from 35% to 40%) for 2022. The bonus target of Andreas Orfanos, COO, appointed in April 2022, was approved at 40%.

The actual bonus amount paid, however, depends upon the achievement of the corporate objectives established by the Board and subject to periodic review. At the end of the year, the Compensation Committee determines, with the input of the Senior Management team, the performance achieved over the corporate objectives and recommends to the Board of Directors the payout of the cash bonus for each of the Executives based on their individual contribution.

In February 2023, for 2022, the Board of Directors approved a bonus payment of 100% of their bonus target to Roberto Bellini, CEO and Andreas Orfanos, COO, and of 115% to Ramzi Benamar, CFO, Catherine Bonuccelli, CMO, and Denis Garceau, CSO. The aforementioned target bonus for 2022 were paid in March 2023.

Long Term Incentive Plan (Stock Options)

The Company believes that the granting of stock options helps align management’s interests with the goal of maximizing shareholder value. The number of stock options granted is determined based on each senior executive’s position. The Company allocates stock options to the Named Executive Officers based on the following criteria:

●	the then current market value of the underlying Common Shares;

●	the “Black-Scholes” value of the stock options (as referred to herein);

●	the benchmarking analysis which provides the level of equity-based awards of executive officers holding the same positions in companies of the Peer Group;

●	whether and to what extent granting additional stock options will serve as a reasonable “retention incentive” to the applicable Named Executive Officer.

Option grants to Named Executive Officers and other senior executives, other than the President and Chief Executive Officer, are proposed by the President and Chief Executive Officer to the Compensation Committee, which evaluates the proposal, having regard to, among other factors, the number, vesting and exercise price of previously-granted stock options to each individual, before making a recommendation to the Board. The Compensation Committee also reviews any proposed amendments to the Plan before making a recommendation to the Board in respect of such amendments.

Performance Graph

The Common Shares of the Company and of its predecessor began trading on the TSX on June 22, 2000, and on a post-consolidated basis on August 19, 2019. The Common Shares of the Company began trading on NASDAQ on September 5, 2019. The Common Shares trade on both exchanges under the symbol “BLU”.

The following graph compares, as at the end of each year up to December 31, 2022, the cumulative total shareholder return on $100 invested in Common Shares on December 31, 2017, with the cumulative total shareholder return on the S&P/TSX Composite Index and NASDAQ Biotechnology Index, assuming reinvestment of all dividends. The values of the Common Share set out in the graph below have been adjusted to reflect the August 19, 2019 share consolidation.

The trend shown by the above performance graph does not directly correlate to the compensation paid to the Named Executives Officers. The factors considered by the Company’s Compensation Committee and by the Board in determining compensation matters, such as individual and company performance and market demand for skilled professionals, may not be significantly affected by the market price of the Common Shares. Shareholder return realized on the Common Shares is affected by a number of factors, including the Company’s performance and general market and economic conditions, many of which are beyond the control of the Company and the Named Executive Officers. Some of these risks are discussed under the “Risk Factors” section of the Company’s Annual Information Form dated March 21, 2023, accessible through SEDAR at www.sedar.com.

Summary Compensation Table

The following table summarizes the compensation paid during the three most recent financial years to the President and Chief Executive Officer, the Chief Financial Officer and the three next most highly compensated executive officers of the Company during the most recently completed financial year (collectively, the “Named Executive Officers”), including their base salary, bonuses, stock options, as well as any other compensation paid during the applicable financial year.

Name and principal position	Year	Base Salary ($) (1)	Share-Based Awards ($)	Option-Based Awards ($) (2)	Non-equity Incentive Plan Compensation – Annual Incentive Plan ($) (3)	Pension Value ($)	All Other Compensation ($) (1), (4)	Total Compensation ($)
Roberto Bellini President and Chief Executive Officer	2022	$388,686	NIL	$5,094,437 (5)	$373,004(6)	N/A	$28,660	$5,884,787
	2021	$327,098	NIL	$1,430,483 (7)	NIL (8)	N/A	$25,929	$1,783,510
	2020	$298,604	NIL	$2,352,504 (9)	$219,856 (12)	N/A	$23,888	$2,894,852
Ramzi Benamar Chief Financial Officer (11)	2022	$436,835	NIL	$1,018,887(5)	$198,030(6)	N/A	$15,613	$1,669,365
	2021	$410,000	NIL	NIL	$180,250 (10)	N/A	$17,083	$607,333
	2020	$28,122	NIL	$1,036,781 (13)	NIL	N/A	NIL	$1,064,903
Dr. Catherine Bonuccelli Chief Medical Officer	2022	$492,149	NIL	$1,018,887 (5)	$222,263(6)	N/A	$27,250	$1,760,549
	2021	$439,255	NIL	$521,705 (7)	$230,609 (10)	N/A	$33,908	$1,225,477
	2020	$428,542	NIL	NIL	$104,993 (12)	N/A	$33,427	$566,962
Dr. Denis Garceau Chief Scientific Officer	2022	$326,760	NIL	$1,018,887 (5)	$144,240(6)	N/A	$25,564	$1,515,452
	2021	$294,849	NIL	$437,559 (7)	$112,700 (10)	N/A	$24,316	$869,424
	2020	$269,165	NIL	$705,751 (9)	$49,545 (12)	N/A	$22,416	$1,046,877
Andreas Orfanos (14) Chief Operating Officer	2022	$240,244	NIL	$2,093,154 (15)	$92,094(6)	N/A	$15,088	$2,440,581

(1)	The salaries and other compensation amounts for Messrs. Bellini, Garceau and Orfanos are paid in Canadian dollars, converted into US dollars at the average rate of the corresponding year.
(2)	Calculated as of the grant date using the Black-Scholes option pricing model. From 2021, the value shown is calculated by multiplying the number of option awards granted by their Black-Scholes weighted average fair value in US dollars. Prior to 2021, the value shown is calculated by multiplying the number of option awards granted by their Black-Scholes weighted average fair value in Canadian dollars, and converting the value into US dollars using the rate on the date of granting of the options. The value is the same as the accounting fair value of the full grant but is not adjusted by the vesting schedule.
(3)	The annual cash incentive amounts for Messrs. Bellini, Garceau and Orfanos are paid in Canadian dollars, converted into US dollars at the closing rate of the corresponding year.
(4)	Includes, among other compensation, the Company’s contributions to the Group RRSP or 401(k) Plan, as applicable.
(5)	Calculation based on number of options granted on February 23, 2022, at an exercise price of US$7.01; Black-Scholes weighted average fair value US$5.09.
(6)	This bonus was earned in 2022 but paid in cash in 2023.
(7)	Calculation based on number of options granted on February 25, 2021, at an exercise price of US$4.36; Black-Scholes weighted average fair value US$3.366.
(8)	No bonus earned in 2021 was paid in cash to Mr. Bellini in 2022. The Board instead paid him the value of his 2021 bonus by way of an option grant, aligning with the approach taken regarding his total compensation, and the bias thereof to the long-term and “at-risk” compensation.
(9)	Calculation based on number of options granted on April 1, 2020 at an exercise price of CDN$13.91; Black-Scholes weighted average fair value = CDN$11.131 - converted into US$ at a rate of CDN$1.00 = US$0.7045.
(10)	This bonus was earned in 2021 but paid in cash in 2022.
(11)	Ramzi Benamar was appointed Chief Financial Officer on December 7, 2020. The 2020 salary amount represents remuneration paid to Mr. Benamar for the period from December 7 to December 31, 2020, based on an annual base salary of US$410,000 in 2020.
(12)	This bonus was earned in 2020 but paid in cash in 2021.
(13)	Calculation based on number of options granted on December 14, 2020 at an exercise price of CDN$4.12; Black-Scholes weighted average fair value = CDN$3.393 - converted into US$ at a rate of CDN$1.00 = US$0.7834.
(14)	Dr. Andreas Orfanos was appointed Chief Operating Officer on March 23, 2022, and commenced employment with the Company on April 7, 2022. The 2022 salary amount represents remuneration paid to Dr. Orfanos for the period from April 7 to December 31, 2022, based on an annual base salary of US$326,740 (CAD$425,000) in 2022. The option-based awards were awarded to Dr. Orfanos in connection with his appointment.
(15)	Calculation based on number of options granted on March 23, 2022, at an exercise price of US$6.38; Black-Scholes weighted average fair value US$5.37.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates for each of the Named Executive Officers all awards outstanding at the end of the 2022 financial year.

		Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Stock Options or Shares (#)	Stock Option or Share Exercise Price (1) ($)	Stock Option Expiration Date	Value of Unexercised In-The-Money Stock Options (2) ($)	Number of Shares or Units of Shares That Have Not Vested (#) as at December 31, 2022 (#)	Markets or Payout Value of Shares- Based Awards That Have Not Vested ($)	Markets or Payout Value of Vested Shares- Based Awards Not Paid Out or Distributed ($) (3)
Roberto Bellini President and Chief Executive Officer	1,000,000	$7.01	February 23, 2032	$1,210,000	1,000,000	N/A	N/A
	425,000	$4.36	February 25, 2031	$1,640,500	340,000	N/A	N/A
	300,000	$10.26	March 31, 2030	NIL	180,000	N/A	N/A
	416,667	$3.21	February 20, 2029	$2,067,071	166,667	N/A	N/A
	416,667	$0.93	February 20, 2028	$3,018,834	83,333	N/A	N/A
	236,111	$0.80	May 23, 2027	$1,742,027	NIL	N/A	N/A
	28,611	$2.97	February 24, 2026	$148,778	NIL	N/A	N/A
	24,931 (4)	N/A	N/A	N/A	N/A	N/A	$210,351
Ramzi Benamar Chief Financial Officer	200,000	$7.01	February 23, 2032	$242,000	200,000	N/A	N/A
	390,000	$3.04	December 14, 2030	$2,002,684	234,000	N/A	N/A
Dr. Catherine Bonuccelli Chief Medical Officer	200,000	$7.01	February 23, 2032	$242,000	200,000	N/A	N/A
	155,000	$4.36	February 25, 2031	$598,300	124,000	N/A	N/A
	472,222	$6.19	November 13, 2029	$937,211	188,889	N/A	N/A
Dr. Denis Garceau Chief Scientific Officer	200,000	$7.01	February 23, 2032	$242,000	200,000	N/A	N/A
	130,000	$4.36	February 25, 2031	$501,800	104,000	N/A	N/A
	90,000	$10.26	March 31, 2030	NIL	54,000	N/A	N/A
	97,222	$3.21	February 20, 2029	$482,315	38,889	N/A	N/A
	138,889	$0.93	February 20, 2028	$1,006,278	27,778	N/A	N/A
	83,333	$0.80	May 23, 2027	$614,831	NIL	N/A	N/A
	458 (4)	N/A	N/A	N/A	N/A	N/A	$3,864
Andreas Orfanos Chief Operating Officer	390,000	6.38	March 23, 2032	$717,600	390,000	N/A	N/A

(1)	In 2021, the Company started to grant options having an exercise price in US dollar. Prior to 2021, options granted by the Company had an exercise price in Canadian dollar; those options are converted into US dollars in the above table using the closing rate of CDN$1.00 = US$0.7378 at December 31, 2022.
(2)	At December 31, 2022, the Company’s closing stock price was CDN$11.08 = US$8.17 on the TSX, and was US$8.22 on the Nasdaq. The value of the unexercised “in-the-money” stock options is calculated using the closing stock price on the related stock exchange at December 31, 2022 less the respective exercise price of the stock options, multiplied by the number of options. This value has not been, and may never be, realized. The actual gain, if any, will depend on the stock price on the dates, if any, on which the stock options are exercised.
(3)	Cash Value of DSUs at December 31, 2022 was CDN$11.44= US$8.44 per unit.
(4)	DSUs vest immediately on the grant date. DSUs are redeemable only upon participant’s departure, until December 15 of the year following such departure.

Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Financial year

The following table indicates, for each of the Named Executive Officers, the value on vesting of all awards and the bonus payout during the 2022 financial year.

Name	Option Awards - Value Vested During the Year on Vesting ($) (1)	Share Awards - Value Vested During the Year on Vesting ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($) (2)
Roberto Bellini President and Chief Executive Officer	$1,337,868	N/A	$373,004
Ramzi Benamar Chief Financial Officer	$525,055	N/A	$198,030
Dr. Catherine Bonuccelli Chief Medical Officer	$346,953	N/A	$222,263
Dr. Denis Garceau Chief Scientific Officer	$418,419	N/A	$144,240
Andreas Orfanos Chief Operating Officer	NIL	N/A	$92,094

(1)	Relates to the in-the-money value of options vested during the year, at the date of the vesting. The value vested during the year in Canadian dollars has been converted into US dollars using the rate on the date of vesting of the options.

(2)	Corresponds to amounts disclosed in the “Summary Compensation Table” above. The annual cash incentive amounts for Messrs. Bellini, Garceau and Orfanos are paid in Canadian dollars, converted into US dollars at the closing rate of CDN$1.00 = US$0.7378 at December 31, 2022.

Termination and Change of Control Benefits

The table below reflects amounts that would have been payable to each Named Executive Officer if the Named Executive Officer’s employment had been terminated on December 31, 2022 either (i) without cause, or (ii) following or in connection with a change in control.

	Termination Without Cause		Termination Following Change in Control
Name	Severance ($)	Vested Options ($)	Severance ($)	Accelerated Vesting of Options ($)
Roberto Bellini President and Chief Executive Officer	$400,507 1)	$5,874,215 (2)	$400,507(1)	$9,827,210 (2)
Ramzi Benamar Chief Financial Officer	$458,677	$801,074	$458,677	$2,244,684
Dr. Catherine Bonuccelli Chief Medical Officer	$528,756	$770,646	$528,756	$2,349,511
Dr. Denis Garceau Chief Scientific Officer	$338,108 (1)	$1,809,602 (2)	$338,108 (1)	$2,847,224(2)
Andreas Orfanos Chief Operating Officer	$248,718 (1)	NIL	$248,718 (1)	$717,600 2)

(1)	Cash compensation amounts for Messrs. Bellini, Garceau and Orfanos are paid in Canadian dollars, converted into US dollars at the closing rate of CDN$1.00 = US$0.7378 at December 31, 2022.

(2)	Exercise prices of stock options in Canadian dollar were converted into US dollars using the closing rate of CDN$1.00 = US$0.7378 at December 31, 2022.

Compensation of Directors

The members of the Board are remunerated for services rendered in their capacity as directors of the Company through a combination of cash compensation and stock options.

Compensation of the Non-Executive Members of the Board for the 2022 financial year: In January 2022, the Compensation Committee mandated Mercer to conduct a benchmarking analysis using publicly available compensation information filed by companies in the Peer Group. Mercer compared the total compensation of the members of the Board of the Company with that of the directors of companies in the Peer Group in order to assess reasonableness. Based on its review of Mercer’s analysis, the Committee concluded that the compensation of members of the Board was reasonable and recommended a similar level of compensation for 2022. Non-executive members of the Board during this period received an annual retainer fee of $42,687 (CDN$54,000), with an additional retainer fee of $23,715 (CDN$30,000) paid to the lead director. Additionally, directors who served on committees of the Board were entitled to additional fees, as follows: an annual retainer of $18,972 (CDN$24,000) for the Chair of the Audit Committee, an annual retainer of $11,858 (CDN$15,000) for both for the Chair of the Compensation Committee and the Chair of the Nominating and Corporate Governance Committee, and an annual retainer of $7,115 (CDN$9,000) for each other committee member.

Summary Compensation Table for Non-Executive Members of the Board for the financial year ended December 31, 2022: The following table provides details relating to the compensation of the non-executive members of the Board during the financial year ended December 31, 2022.

Name	Annual Fees ($) (1) (2)	Share-Based Awards ($)	Option-Based Awards ($) (3) (4)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Dr. Francesco Bellini	N/A	N/A	$ 560,388	N/A	N/A	$192,200(5)	$752,588
Dr. Youssef L. Bennani	$56,916	N/A	$ 229,250	N/A	N/A	N/A	$286,166
Franklin M. Berger	$61,659	N/A	$ 305,666	N/A	N/A	N/A	$367,325
Dr. Clarissa Desjardins	$42,687	N/A	$ 229,250	N/A	N/A	N/A	$271,937
Pierre Larochelle	$92,489	N/A	$ 458,499	N/A	N/A	N/A	$550,988
Dr. William Mezzanotte	$49,802	N/A	$ 203,777	N/A	N/A	N/A	$253,579
Joseph Rus	$61,659	N/A	$ 280,194	N/A	N/A	N/A	$341,853

(1)	The annual fees are paid in Canadian dollars, converted into US dollars at the May 31, 2022 payment date rate of CDN$1.00 = US$0.7905.
(2)	The 2022 annual fees were paid in cash or in the form of DSUs, at the director’s discretion. For directors who opted to receive DSUs, such DSUs were granted as follows:

Name	Date of payment	DSU unit price	Nb. of units allocated
Franklin M. Berger	May 31, 2022	$8.1646 (CDN$10.3284)	7,552
Dr. Clarissa Desjardins	May 31, 2022	$8.1646 (CDN$10.3284)	5,228
Pierre Larochelle	May 31, 2022	$8.1646 (CDN$10.3284)	11,328
Dr. William Mezzanotte	May 31, 2022	$8.1646 (CDN$10.3284)	6,100

(3)	Calculated as of the grant date using the Black-Scholes option pricing model. In 2022, the value shown is calculated by multiplying the number of option awards granted by their Black-Scholes weighted average fair value in US$. The value is the same as the accounting fair value of the full grant but is not adjusted by the vesting schedule.
(4)	Calculation based on number of options granted on February 23, 2022 at an exercise price of US$7.01; Black-Scholes weighted average fair value US$5.09.

(5)	The Company has entered into a Consulting and Service Agreement effective as of January 1, 2010, with Picchio International, providing for strategic advice on matters pertaining to the development and commercialization of pharmaceutical products to provide health solutions to address critical unmet needs. See “Interest of Informed Persons in Material Transactions and Management Contracts – Consulting and Service Agreement” in this Circular. This amount is paid in CDN$, converted into US$ at the average rate of the corresponding year; excludes reimbursement of reasonable expenses incurred in the proper conduct of the services as per the agreement.

Outstanding Share-Based Awards and Option-Based Awards: The following table provides details of all awards outstanding at the end of the financial year ended December 31, 2022 for each of the non-executive members of the Board.

		Option-based Awards				Shares-based Awards
Name	Number of Securities Underlying Unexercised Stock Options or Shares (#)	Stock Option or Share Exercise Price ($)	Stock Option Expiration Date	Value of Unexercised In-The-Money Stock Options ($) (1) (2)	Number of Shares or Units of Shares That Have Not Vested as at December 31, 2022 (#)	Markets or Payout Value of Shares-Based Awards That Have Not Vested ($)	Markets or Payout Value of Vested Shares-Based Awards Not Paid Out or Distributed ($) (3)
Dr. Francesco Bellini	110,000	$7.01	February 23, 2032	$133,100	110,000	N/A	N/A
	65,000	$4.36	February 25, 2031	$ 250,900	52,000	N/A	N/A
	40,000	$10.26	March 31, 2030	NIL	24,000	N/A	N/A
	55,556	$3.21	February 20, 2029	$ 275,611	22,222	N/A	N/A
	69,444	$0.93	February 20, 2028	$ 503,135	13,889	N/A	N/A
	41,667	$0.80	May 23, 2027	$ 307,419	NIL	N/A	N/A
	28,370 (4)	N/A	N/A	N/A	N/A	N/A	$239,368
Dr. Youssef L. Bennani	45,000	$7.01	February 23, 2032	$54,450	45,000	N/A	N/A
	33,000	$4.36	February 25, 2031	$127,380	26,400	N/A	N/A
	25,000	$10.26	March 31, 2030	NIL	15,000	N/A	N/A
	27,777	$3.21	February 20, 2029	$ 137,801	11,111	N/A	N/A
	41,667	$0.93	February 20, 2028	$ 301,886	8,333	N/A	N/A
	41,667	$0.80	May 23, 2027	$ 307,419	NIL	N/A	N/A
Franklin M. Berger	60,000	$7.01	February 23, 2032	$72,600	60,000	N/A	N/A
	40,000	$4.36	February 25, 2031	$ 154,400	32,000	N/A	N/A
	25,000	$10.26	March 31, 2030	NIL	15,000	N/A	N/A
	22,222	$3.21	February 20, 2029	$ 110,243	11,110	N/A	N/A
	25,000	$0.93	February 20, 2028	$ 181,130	8,334	N/A	N/A
	16,667	$0.80	May 23, 2027	$ 122,969	NIL	N/A	N/A
	65,256 (4)	N/A	N/A	N/A	N/A	N/A	$550,587
Dr. Clarissa Desjardins	45,000	$7.01	February 23, 2032	$54,450	45,000	N/A	N/A
	33,000	$4.36	February 25, 2031	$127,380	26,400	N/A	N/A
	25,000	$10.26	March 31, 2030	NIL	15,000	N/A	N/A
	27,777	$3.21	February 20, 2029	$ 137,801	11,111	N/A	N/A
	41,667	$0.93	February 20, 2028	$ 301,886	8,333	N/A	N/A
	41,667	$1.12	November 7, 2027	$ 294,139	NIL	N/A	N/A
	60,959 (4)	N/A	N/A	N/A	N/A	N/A	$514,332
Pierre Larochelle	90,000	$7.01	February 23, 2032	$108,900	90,000	N/A	N/A
	40,000	$4.36	February 25, 2031	$ 154,400	32,000	N/A	N/A
	35,000	$10.26	March 31, 2030	NIL	21,000	N/A	N/A
	27,777	$3.21	February 20, 2029	$ 137,801	11,111	N/A	N/A
	41,667	$0.93	February 20, 2028	$ 301,886	8,333	N/A	N/A
	27,778	$0.80	May 23, 2027	$ 204,946	NIL	N/A	N/A

	131,311 (4)	N/A	N/A	N/A	N/A	N/A	$1,107,916
Dr. William Mezzanotte	40,000	$7.01	February 23, 2032	$48,400	40,000	N/A	N/A
	50,000	$3.83	March 31, 2031	$219,500	40,000	N/A	N/A
	17,770	N/A	N/A	N/A	N/A	N/A	$149,932
Joseph Rus	55,000	$7.01	February 23, 2032	$66,550	55,000	N/A	N/A
	40,000	$4.36	February 25, 2031	$154,400	32,000	N/A	N/A
	35,000	$10.26	March 31, 2030	NIL	21,000	N/A	N/A
	27,777	$3.21	February 20, 2029	$137,801	11,111	N/A	N/A
	41,667	$0.93	February 20, 2028	$301,886	8,333	N/A	N/A
	27,778	$0.80	May 23, 2027	$204,946	NIL	N/A	N/A
	11,622 (4)	N/A	N/A	N/A	N/A	N/A	$98,059

(1)	In 2021, the Company started to grant options having an exercise price in US dollar. Prior to 2021, options granted by the Company had an exercise price in Canadian dollar; those options are converted in the above table into US dollars using the closing rate of CDN$1.00 = US$0.7378 at December 31, 2022.
(2)	At December 31, 2022, the Company’s closing stock price was CDN$11.08 = US$8.18 on the TSX, and was US$8.22 on the Nasdaq. The value of the unexercised “in-the-money” stock options is calculated using the closing stock price on the related stock exchange at December 31, 2022 less the respective exercise price of the stock options, multiplied by the number of options. This value has not been, and may never be, realized. The actual gain, if any, will depend on the stock price on the dates, if any, on which the stock options are exercised.
(3)	Cash Value of DSUs at December 31, 2022 was CDN$11.44 = US$8.44 per unit.
(4)	DSUs vest immediately on the grant date. DSUs are redeemable only upon participant’s departure, until December 15 of the year following such departure.

Value vested or earned on incentive plan awards during the most recently completed financial year:

The following table indicates for each of the non-executive directors of the Company, the value on vesting of all awards during the 2022 financial year.

Name	Option Awards - Value Vested During the Year on Vesting ($) (1)	Share Awards - Value Vested During the Year on Vesting ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Dr. Francesco Bellini	$214,181	N/A	N/A
Dr. Youssef L. Bennani	$147,677	N/A	N/A
Franklin M. Berger	$88,131	N/A	N/A
Dr. Clarissa Desjardins	$145,898	N/A	N/A
Pierre Larochelle	$129,217	N/A	N/A
Dr. William Mezzanotte	$26,000	N/A	N/A
Joseph Rus	$129,217	N/A	N/A

(1)	Relates to the in-the-money value of options vested during the year, at the date of the vesting. The value vested during the year in Canadian dollars has been converted into US dollars using the rate on the date of vesting of the options.

Compensation Governance

The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Company’s employees, including executive officers and directors, making recommendations to the Board with respect to such compensation arrangements, and to the Company’s incentive compensation plans and equity-based plans, and overseeing succession planning. Moreover, the Compensation Committee is responsible for reviewing and making recommendations to the Board as to the compensation of the President and Chief Executive Officer, the objectives of the President and Chief Executive Officer and the assessment of whether and to what extent such objectives are met. The members of the Compensation Committee are Mr. Joseph Rus (Chair), Dr. Youssef L. Bennani and Mr. Pierre Larochelle.

The members of the Compensation Committee are all independent directors of the Company. Each member of the Committee has skills and experience relevant to compensation matters, including making decisions and determinations as to the suitability of compensation policies and practices. Each member has held a number of executive management positions, including, in most cases, as president of a company to whom the human resources department reported. In connection with each member’s various responsibilities in such positions, each member of the Committee has experience implementing and managing compensation policies and practices, including with respect to wage policies, management compensation, succession planning and share-based incentive programs.

The Board has adopted a charter of the Compensation Committee that clearly establishes the Compensation Committee’s mandate and responsibilities, the required member qualifications, the procedures for the appointment and removal of members, as well as the committee’s structure, operations and reporting obligations to the Board. The charter also allows for an outside consultant or advisor to be engaged to assist the Compensation Committee as the Committee may deem appropriate in its discretion. Mercer was retained by the Company to assist the Compensation Committee during the 2022 financial year.

The Compensation Committee also reviews the compensation policies and practices of the Company taking into account risks associated with these policies and practices. The Compensation Committee has not identified risks associated with the Company’s compensation policies which could have material adverse consequences on the Company. The risks and uncertainties which may have material adverse consequences on the Company are disclosed in the Company’s public filings, including its Annual Information Form.

Although the Company has not adopted a policy forbidding Named Executive Officers and directors from purchasing financial instruments relating to the Common Shares, the Company is not aware of any insider having entered into such a transaction.

Equity Compensation Plans

Amended and Restated Stock Option Plan

Under its amended and restated stock option plan (the “Amended and Restated Stock Option Plan” or the “Plan”), the Company may grant, together with any Common Shares reserved for issuance under any other security-based compensation arrangement, options in respect of up to 12.5% of the issued and outstanding Common Shares of the Company from time to time. As at December 31, 2022, the total number of Common Shares issued under the Plan, issuable under outstanding stock options granted under the Plan and remaining available for future issuance, and the percentage of the Company’s issued and outstanding Common Shares represented by such shares, were as follows:

Common Shares issued under the Plan	Common Shares issuable under outstanding stock options	Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column) (1)
1,378,027 (1.1%)	10,218,723 (8.1%)	5,602,167 (4.4%)
(1)	Under the Plan, the Company may grant, together with any Common Shares reserved for issuance under any other security-based compensation arrangement, options to purchase Common Shares representing up to 12.5% of the total number of Common Shares of the Company issued and outstanding from time to time.

As at December 31, 2022, 14,803,525 Common Shares were reserved for issuance under the Plan, representing approximately 11.7% of the Company’s issued and outstanding Common Shares as at such date.

The following table outlines the burn rate for the Plan for the past three years as of December 31, 2022:

Description	2022	2021	2020
The burn rate is calculated by dividing the number of stock options granted under the Plan during a financial year by the weighted average number of shares outstanding for such financial year	3.4%	2.2%	3.1%

Pursuant to the Plan, stock options may be granted to directors, officers, full-time employees, consultants and members of the Scientific or Clinical Advisory Board (if any) of the Company or any affiliate thereof. The number of Common Shares subject to each stock option, the expiration date of each stock option, the extent to which each stock option is exercisable from time to time during its term and other terms and conditions relating to each such stock option shall be determined by the Compensation Committee and be subject to approval by the Board, provided, however, that if no specific determination is made by the Compensation Committee with respect to any of the foregoing matters, each stock option shall, subject to any other specific provisions of the Plan, be subject to the following terms and conditions:

(a)	the period during which a stock option shall be exercisable shall be 10 years from the date of the grant; and

(b)	the optionee may take up and pay for not more than 20% of the Common Shares covered by the stock option after the expiration of each one year period in arrears from the date of the grant; provided, however, that if the number of Common Shares taken up under the stock option after the expiration of each one-year period is less than 20% of the Common Shares covered by the stock option, the optionee shall have the right, on a cumulative basis, at any time or from time to time during the remainder of the term of the stock option, to purchase such number of Common Shares subject to the stock options that were purchasable, but not purchased by such optionee, after the expiration of each such one-year period.

The purchase price for Common Shares granted under stock options is determined by the Compensation Committee but shall not be less than the volume weighted average trading price for such Common Shares for the five days preceding the effective date of grant during which the Common Shares were traded on the TSX or NASDAQ. In no event may the term of any stock option exceed 10 years from the date of the grant of the stock option. Any stock option granted under the Plan is personal to the optionee and is non-assignable.

The Plan provides for the following limitations on the number of Common Shares issuable thereunder:

(a)	the aggregate number of Common Shares reserved for issuance at any time to any one optionee shall not exceed 5% of the number of Common Shares of the Company outstanding on a non-diluted basis at such time, less the total of all shares reserved for issuance to such optionee pursuant to any other share compensation arrangement of the Company and its Affiliates (as defined in the Plan);

(b)	the aggregate number of Common Shares issuable (or, reserved for issuance) to insiders of the Company and its affiliates under the Plan and any other share compensation arrangement of the Company and its affiliates, cannot at any time exceed 10% of the issued and outstanding Common Shares; and

(c)	the aggregate number of Common Shares issued to insiders under the Plan and any other share compensation arrangement of the Company and its affiliates, within a one year period, cannot exceed 10% of the issued and outstanding Common Shares.

Subject to any express resolution passed by the Board or the Compensation Committee, a stock option, and all rights to purchase Common Shares pursuant thereto, shall expire and terminate immediately upon an optionee ceasing to be a director, full-time employee, consultant or member of the Scientific Advisory Board of the Company and its affiliates. For greater certainty, the optionee shall not lose any rights to any stock options granted pursuant to the Plan if he or she changes positions within the Company or its affiliates so long as he or she remains eligible. If, before the expiry of a stock option, in accordance with the terms thereof, the employment of the optionee by the Company and its affiliates terminates for any reason whatsoever other than termination by the Company or its affiliates for cause, but including termination by reason of the death of the optionee, such stock option may, subject to the terms thereof and any other terms of the Plan, be exercised, if the optionee is deceased, by the legal personal representative(s) of the estate of the optionee during the first three months following the death of the optionee, or if he or she is alive, by the optionee, at any time within three months of the date of termination of the employment of the optionee (but in either case prior to the expiry of the option in accordance with the terms thereof), but only to the extent that the optionee was entitled to exercise such stock option at the date of the termination of his or her employment.

The Plan also provides that in lieu of paying in cash for the aggregate option Price to purchase Common Shares as per the usual exercise method of the options under the Plan, an optionee may elect to surrender a portion of its then vested and exercisable options for payment of the aggregate option price and receive Common Shares (or direct that such Common Shares be sold by an agent on the optionee’s behalf) without payment of cash. This cashless exercise feature provides for a full deduction of the number of underlying Common Shares for the number of Common Shares reserved issuance under the Plan.

Notwithstanding any vesting period determined by the Board in respect of any stock option granted to an optionee at any time, the Board may, upon written notice to all the optionees, provide that all or a portion of the then vested or unvested stock options held by such optionees will become exercisable in full as of a specified time prior to the consummation of an Acquisition Event (as defined below) and that all or a portion of the stock options (whether or not vested) will terminate immediately prior to the consummation of such Acquisition Event, except to the extent exercised by the optionees before the consummation of such Acquisition Event; provided, however, that in the event of an Acquisition Event under the terms of which holders of Common Shares will receive upon consummation thereof a cash payment for each Common Share surrendered pursuant to such Acquisition Event (the “Acquisition Price”), then the Board may instead provide in such notice that all or a portion of the outstanding vested or unvested (or both) stock options shall terminate upon consummation of such Acquisition Event and that each optionee shall receive, in exchange therefore, a cash payment equal to the amount (if any) by which (A) the Acquisition Price multiplied by the number of Common Shares subject to such outstanding stock options (whether or not then vested), exceeds (B) the aggregate exercise price of such stock options. For the purposes thereof, “Acquisition Event” shall mean any transaction or series of transactions after which a Person (or a related group of Persons) owns at least 50.1% of the Common Shares; and “Person” shall mean any individual, corporation or company, partnership, joint venture, syndicate, sole proprietorship, trust, trustee, executor, administrator or other legal representative or an unincorporated organization, government or governmental authority or entity.

Notwithstanding anything contained to the contrary in the Plan, or in any resolution of the Board in the implementation thereof, the Board may, by resolution, and with the approval of the TSX, approve, at the election of optionees who cease to be directors of the Company upon application of the mandatory retirement policy adopted by the Board from time to time, either:

(i)	the acceleration of the date upon which any unvested stock option may vest, and therefore be exercisable by such optionees, subject always to the three-month period for exercise set forth in the Plan; or

(ii)	notwithstanding the three-month period for exercise set forth in the Plan, the extension of the period for the exercise by such optionees of such stock options as are vested, and therefore are exercisable by such optionees, on the date at which such optionee has ceased to be a director of the Company from the three-month period for exercise set forth in the Plan to twelve months from the date at which any such optionee has ceased to be a director of the Company.

The election referred to above shall be made in writing to the Company no later than the date upon which such optionees cease to be directors of the Company upon application of the mandatory retirement policy. The Board shall not, in the event of any such election, be under any obligation to accelerate the date, or extend the exercise period, in accordance with which any stock option may be exercised by any other optionee.

The Plan provides that the Board may amend or discontinue the Plan at any time without notice or approval from the shareholders of the Company or any optionee, for any purpose whatsoever, including, without limitation for the purpose of:

(a)	amendments of a “housekeeping” nature, which include, without limitation, amendments to ensure continued compliance with applicable laws, regulations, rules or policies of any regulatory authority and amendments to remove any ambiguity or to correct or supplement any provision contained in the Plan which may be incorrect or incompatible with any other provision of the Plan;

(b)	a change to the vesting provisions of a stock option of the Plan;

(c)	a change to the termination provisions of a stock option or the Plan which does not entail an extension beyond the original expiration date; and

(d)	the addition of a cashless exercise feature payable in cash or securities which provides for a full deduction of the number of underlying Common Shares from the number of Common Shares reserved for issuance under the Plan;

provided, however, that no such amendment may increase the maximum number of Common Shares issuable pursuant to the Plan, change the manner of determining the minimum Option Price (as defined in the Plan), alter the stock option exercise period following the expiration of the Blackout Period (as defined in the Plan) or, without the consent of the optionee, adversely alter or impair any stock option previously granted to an optionee under the Plan.

The Plan also provides that (i) a reduction in the Option Price, (ii) an extension of the expiration date of an outstanding stock option, (iii) any amendment to the definition of “Eligible Person” under the Plan, or (iv) any amendment which would permit stock options to be transferable or assignable other than for normal estate settlement purposes, may not be made without the approval of the shareholders of the Company (excluding the votes of securities held directly or indirectly by insiders benefiting from the amendment), provided that: (x) an adjustment to the Option Price pursuant to Article 9 of the Plan and (y) an extension of the expiry date pursuant to Section 5.6 of the Plan, in each case subject to any applicable regulatory requirements, shall not require approval of the shareholders of the Company.

On March 21, 2023, the Board approved an amendment to the Plan (the “Amendment”) confirming that the Board may not amend the amendment provisions of the Plan without the approval of the shareholders of the Company. In addition, the Amendment provides that the Board may not, without the approval of the shareholders of the Company, (i) amend the aggregate number of Common Shares reserved for issuance at any time to any one optionee; (ii) change the limit fixed on the aggregate number of Common Shares issuable (or, reserved for issuance) at any time to insiders to the Company and its affiliates under the Plan or under the Plan and any other share compensation arrangement; or (iii) change the limit fixed on the aggregate number of Common Shares issued to insiders of the Company and its affiliates within any 12-month period under the Plan and any share compensation arrangement. The Amendment was not subject to prior approval from the Company’s shareholders under the then-current amendment provisions of the Plan.

The Plan provides that if the term of a stock option of any eligible person under the Plan expires during or within 10 business days of the expiration of a Blackout Period (as defined in the Plan), then the term of the stock option or the unexercised portion thereof, shall be extended by 10 business days after the expiration of the Blackout Period.

The Plan also provides that the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, following a stock option exercise, if the underlying Common Shares issuable are not to be sold on the optionee’s behalf by the Company, the optionee must, in addition to following the procedures set out elsewhere in the Plan, and as a condition of exercise: (i) deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts; or (ii) otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded; and must in all other respects follow any related procedures and conditions imposed by the Company. In the event of an exercise pursuant to which Common Shares issuable to the optionee are to be sold on the optionee’s behalf, the Company shall deduct from any proceeds payable to the optionee any and all amounts necessary to satisfy the Company’s withholding and/or remittance obligations under applicable law.

The anti-dilution provisions of the Plan adjust the exercise price and, in some cases, the amount of underlying shares that may be subscribed, in the event of the following scenarios: (i) a reorganization of the share-capital; (ii) an issuance of rights, stock options or warrants to all or substantially all of the shareholders to subscribe for or purchase shares at a price per Common Share that is less than 95% of the market price per Common Share; (iii) a payment or issuance of a special dividend in cash or in kind; (iv) an issuer bid where the consideration per Common Share exceeds the market price per Common Share; and (v) other events affecting the shareholders where an optionee has exercised his/her stock options after the effective date of such event.

In connection with the listing of the Common Shares on NASDAQ in September 2019, the Board approved certain amendments to the Plan, such amendments being effective as of February 26, 2020. In particular, such amendments relate to: (i) the registration requirements applicable to any Common Shares issued under the Plan pursuant to the United States Securities Act of 1933, as amended, and any applicable state securities laws; and (ii) certain United States tax law matters applicable to optionees who are United States citizens, permanent residents or for whom a benefit under the Plan would otherwise be subject to taxation under the U.S. Internal Revenue Code of 1986, as amended, and the rulings and regulations in effect thereunder (which United States tax law matters do not modify the Plan in respect of any other category of optionee).

In 2023, the Board determined that it was in the best interests of the Company to adopt a formal written policy (the “Policy”) providing for the application of a stock option post-exercise share holding requirement to its Chief Executive Officer (the “Covered Officer”). Effective as of January 1, 2023, the Policy provides that the Covered Officer must hold the Common Shares received in consideration for the exercise of the stock option for a period of twelve (12) months following the exercise day or until the Covered Officer ceases to hold the position of Chief Executive Officer of the Company, including following death, incapacity or disability (the “Holding Period”). Under the Policy, the Covered Officer is not prohibited from selling Common Shares that are not received in consideration for the exercise of a stock option or that are no longer subject to the Holding Period. The stock option post-exercise share holding requirement under the Policy does not apply to Common Shares that are held by the Covered Officer on January 1, 2023. Roberto Bellini, CEO, has signed a written acknowledgment agreeing to be bound by the terms of the Policy.

Deferred Share Unit Plans

Effective January 1, 2007, the Company adopted a deferred share unit plan for directors and a deferred share unit plan for designated employees (the “DSU Plans”) pursuant to which members of the Board may, on an annual basis, elect to receive 100% of their Board retainer in the form of DSUs and designated employees may elect to receive all or any part of their annual bonus in the form of DSUs. The DSUs are redeemable once a Board member is no longer a member of the Board or a designated employee no longer employed by the Company, and vest immediately upon being granted to such persons. Upon redemption, the value of the DSUs credited to a Board member or designated employee will be based on the value of the underlying Common Shares as at that date, as adjusted pursuant to the terms of the applicable DSU Plan, and will be payable to such Board member or designated employee in a lump sum cash payment, subject to applicable withholding taxes.

At December 31, 2022, each DSU had a cash value of $8.44 (CDN$11.44).

Securities Authorized for Issuance under Equity Compensation Plans

The following table indicates the number of Common Shares to be issued upon the exercise of stock options outstanding as at December 31, 2022, the weighted average exercise price of such outstanding stock options and the number of Common Shares remaining for future issuance under the Plan.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding stock options	Weighted-average exercise price of outstanding stock options ($)	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (1)
Equity compensation plans approved by security holders	10,218,723	$5.38	5,602,167
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	10,218,723	$5.38	5,602,167
(1)	Under the Plan, any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the Plan in the future, and any exercise of an option previously granted under the Plan will result in an additional option being available for grant under the Plan.

Indebtedness of Directors and Executive Officers

No officers, directors, employees or former officers, directors and employees of the Company were indebted to the Company as at March 21, 2023.

PART 4.
REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS

The CSA has adopted National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”) to provide guidance to Canadian reporting issuers on matters of corporate governance. The Guidelines relate to a number of significant governance issues, including the proper role of the board of directors, its structure and composition and its relationship with shareholders and management. The CSA has also adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices requiring that disclosure be made by a Canadian reporting issuer of its corporate governance practices. A complete description of the Company’s corporate governance practices, with specific references to each of the Guidelines, is attached hereto as Schedule “B”. The Nominating and Corporate Governance Committee reviewed the disclosure set out in Schedule “B”.

The Nominating and Corporate Governance Committee periodically monitors corporate governance proposals made by the CSA. As new standards become effective, the Nominating and Corporate Governance Committee amends, where necessary and appropriate, the Company’s corporate governance practices and the eligibility requirements for members of the Board to sit on each committee.

Committees of the Board

The following is a description of the current committees of the Board:

Audit Committee

The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Company’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Company’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they may relate to matters of financial reporting, (iii) the independent auditors’ qualifications, independence and performance, and (iv) the performance of the Company’s internal audit function (if any). The members of the Audit Committee are Mr. Pierre Larochelle (Chair), Mr. Franklin M. Berger and Mr. Joseph Rus.

All of the members of the Audit Committee are “independent directors” as defined under applicable law and the listing standards and applicable policies of the TSX and the NASDAQ and such members meet the independence, experience and expertise requirements under such laws, listing standards and applicable policies and under the applicable policies of the Board.

Additional information regarding the Audit Committee can be found under the heading “Audit Committee” in the Company’s Annual Information Form for the year ended December 31, 2022 (the “Annual Information Form”).

Compensation Committee

The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Company’s employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans, and overseeing succession planning. The members of the Compensation Committee are Mr. Joseph Rus (Chair), Dr. Youssef L. Bennani and Mr. Pierre Larochelle.

Nominating and Corporate Governance Committee

The mandate of the Nominating and Corporate Governance Committee is to develop and make recommendations to the Board with respect to corporate governance matters, including preparing and reviewing the Company’s disclosure with respect to corporate governance before such disclosure is submitted to the Board for approval. The Nominating and Corporate Governance Committee is also responsible for the review and periodic update of the Company’s corporate governance mandates, charters, policies and procedures, including its Code of Ethics, which governs the conduct of the Company’s directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, make recommendations in that regard in order to ensure the composition of the Board facilitates effective decision-making.

In addition, the Nominating and Corporate Governance Committee’s mandate includes identifying individuals qualified to become members of the Board and making recommending to the Board with respect to nominees to be put before shareholders at each annual meeting, as well as recommendations with respect to the process for board, committee and director assessment. In identifying potential candidates, the Committee seeks to put forward individuals it believes represent potentially suitable candidates and also solicits names of other potentially suitable candidates from the other members of the Board of Directors and from members of management. The Committee then considers the qualifications and qualities of each individual in light of the needs of the Board and of the Company and makes a recommendation to the Board on that basis.

The members of the Nominating and Corporate Governance Committee are Mr. Franklin Berger (Chair), Dr. Youssef L. Bennani and Dr. William Mezzanotte.

Communications, Insider Trading, Confidential Information and Disclosure Policies

The Board is committed to an effective communications policy with all its stakeholders, including shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Company is committed to complying with all applicable laws, regulations and policies, as well as with best practices in the field. This commitment is evidenced, notably, by the adoption by the Company of a Disclosure and Trading Policy.

The Audit Committee or the Board reviews in advance all press releases which disclose financial results. Other continuous disclosure documents, including, without limitation, the annual report, proxy materials and Annual Information Form are reviewed by members of the Company’s Disclosure Committee and, where appropriate, the Board and, where required, these documents are also reviewed and approved by the Board.

Other Matters

Patients and Community

The patient is at the heart of the Company’s business model and it is the Company’s priority to ensure that its product, if approved, will be easily accessible to patients in need of treatment. To best prepare for a potential future approval and launch, the Company has already initiated interactions with its stakeholders, including payors, patient advocacy groups and providers, to start understanding how to best bring its product to patients at a sustainable cost.

In addition, the Company is committed to learning from patient advocacy groups to better understand the patient’s journey and help improve the quality of life of patients suffering from cough. The Company is part of an industry group that supports the NEuroCOUGH consortium, within the European Respiratory Society. The NEuroCOUGH consortium hosts a platform that allows clinicians, patients, researchers, and industry partners to facilitate collaborations geared toward improved care and treatment for patients with cough.

The Company also believes that its role in creating a healthier world extends beyond developing medicines to meet patients’ needs. The Company has made it a priority to make charitable contributions relevant to the patient community, the Company’s business, and its values. The Company is committed to supporting community endeavors that promote education and improve patient lives. For instance, the Company supports Life Science Cares Philadelphia through fund contributions and employee volunteering. The Company’s total charitable contribution in 2022 amounted to about $34,870.

Employees

The Company views its employees as its most valuable asset and believes that creating a positive culture drives business results. The Company aims to be an employer of choice in a very competitive environment and its human capital approach is designed to meet this goal. The Company also believes that today’s workplace is rapidly changing and, as a result, its approach requires constant adaptation and agility.

Based on feedback from the Company’s employees, it believes that employee flexibility in terms of where and how employees work is critical to ensure optimal work-life balance. The Company introduced a global framework and guiding principles for remote work during the COVID-19 pandemic, including work from home for all employees regardless of position and location. The Company has expanded its remote work policy to include work from home, flexible work location, and flexible hours, and intends to continue to modify its policy to provide its employees with flexibility to work where and when they are at their best.

The Company has built an engaging work environment that recognizes and rewards performance and contribution. The Company has put in place a regular performance appraisal and feedback process for all functions. Together with their respective managers, employees set individual goals and objectives each year that are aligned with the corporate, departmental and team goals, as well as the Company’s mission and vision. These goals and objectives are regularly assessed and feedback is provided throughout the year. Rewards are attributed based on corporate and individual performances.

The Company is a pay-for-performance organization committed to pay for equity. The employee salaries are based on market-based ranges and are assessed annually based on competitive positioning and prior-year performance. All compensation decisions are made without regard to gender, race, color, national or ethnic origin, age, disability, sexual orientation, gender identity or expression, or religion.

The results from a compensation study conducted internally for 2022 have demonstrated parity among colleagues of different genders holding same level of responsibilities, with respect to compensation (including base salary, bonuses, and other paid compensation). The study assessed employee compensation in Canada and the U.S., comparing data for similar positions within the Company and taking into consideration factors such as role and location. For each level at each location, a minimum of one woman and one man was required to conduct the study. The results indicate that the Company’s compensation practices are equitable in each of the Canadian and U.S. market with respect to the overall compensation of female colleagues versus male colleagues. Additionally, women represent 58% of its global workforce, and 75% of its Vice Presidents and Executive Directors.

Stock options and bonus compensation are offered to all permanent employees regardless of position or level. The Company believes equity-based compensation is a critical tool to secure and retain talent. Additionally, the longer vesting periods for equity awards relative to many peers aim to retain talent and reduce turnover. The Company also believes that each employee contributes to its success and, therefore, should receive a bonus to reward personal performance. In addition, the same health benefit options are offered to all staff regardless of level.

The Company provides a comprehensive and competitive benefit package to all employees, including health benefits. These benefits include paid time off to help its employees feel rested and balanced, company-paid vacation days and holidays, all of which vary by country and region based on local laws, regulations and practices. Paid-time off includes a global December shutdown between Christmas and the New Year. Additionally, the Company contributes to retirement plans (401(k) and RRSP) regardless of personal contribution. Risk benefits include Life & Accidental Death Dismemberment, and Short-Term and Long-Term Disability insurance.

The Company has an employee engagement program in place to collect feedback on employee satisfaction and to assess the organization/relationship with management, rewards and acknowledgement, compensation and benefits, satisfaction and motivation, communication, equality and respect, and work-life balance. This program has allowed the Company to continue its efforts in offering a sustainable and optimal work environment for its employees. Based on the most recent survey:

●	100% of employees would recommend working at the Company
●	97% said the work is stimulating
●	96% positively rated teamwork
●	82% said that pay, benefits, and performance targets were fair

Each year, management conducts a rigorous evaluation of current and future needs in terms of headcount and skill set to meet its short- and long-term objectives. This evaluation is one of its main drivers for capital allocation and determination of future positions to hire. This evaluation is also refined as the business and environment evolves.

The Company is committed to providing adequate training to its employees. In 2022, the Company established a new GxPs curriculum through a computer-based training program, which is provided as part of its new Employee Orientation program. The Company also ensures that employees train on the SOPs and Policies pertinent to their respective areas. Employees are also encouraged to take specific trainings to foster an environment of continuous growth and to help them develop new skills and tools. Average annual training hours per employee was 25 hours in 2022.

Suppliers

The Company is committed to ensuring that it proactively promotes compliance with foreign anti-corruption practices, anti-bribery and anti-corruption legislation in the countries in which its employees, clinical research organizations and other suppliers operate, including via its contractual agreements with such individuals and organizations.

The Company requires its suppliers and vendors involved in GxP activities to complete rigorous training programs. Training requirements pertaining to outsourced activities with contract manufacturing and clinical research organizations are mandated and specified in a Quality Agreement established with each supplier and vendor. Training compliance is assessed as part of the Company’s annual audit. The Company ensures that sub-contractors and facilities involved in its clinical trials and manufacturing of drug product are properly qualified via due diligence and regular monitoring audits. From a quality standpoint, the expectation is that the suppliers are compliant with the applicable regulatory requirements and have had a successful inspection history. When relevant, the Company requires suppliers to be ISO certified and perform regular audits against ISO standards.

The Company’s product goes through intermediate and final release testing based on the established Product Specifications. A Certificate of Analysis is issued for each batch upon release and when all the acceptance criteria are met. Subsequently, a Certificate of Compliance is issued for each batch stating that the product was made under GMP conditions and in compliance with the regulatory requirements and the internal standards of the vendor.

Interest of Informed Persons in Material Transactions and Management Contracts

Consulting and Service Agreement

The Company has entered into a Consulting and Service Agreement with effect from January 1, 2010, with Picchio International providing for strategic advice on matters pertaining to the development and commercialization of pharmaceutical products to provide health solutions to address critical unmet needs. Under the terms of that agreement Picchio International has assigned primary responsibility for providing such services to Dr. Francesco Bellini. For the services, a monthly retainer of CDN$20,833, is paid, plus applicable taxes, and Picchio International is reimbursed for its reasonable expenses incurred in the proper conduct of the services. The Consulting and Services Agreement automatically renews for successive one-year terms, unless one party advises the other party of its intention not to renew by October 1 of the current year. During the fiscal period ended December 31, 2022, Picchio International received $295,000 (CDN$381,000) under the Consulting and Services Agreement.

The Consulting and Services Agreement was automatically renewed for a one-year period, commencing on January 1, 2023.

2023 Shareholder Proposals

Shareholder proposals must be submitted between December 5, 2023 and February 3, 2024 to be considered for inclusion in the Management Information Circular for the purposes of the Company’s 2024 annual meeting of shareholders.

Additional Information

Financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com.

Approval by Directors

The contents of the Circular and the sending thereof have been approved by resolution of the Board.

DATED at Montréal, Québec, Canada, March 21, 2023.

(signed) Sébastien Roy

Corporate Secretary

SCHEDULE “A”

RESOLUTION RELATED TO UNALLOCATED STOCK OPTIONS

WHEREAS the Board of Directors of the Corporation amended the amended and restated stock option plan of the Corporation on March 14, 2005 to provide that the maximum number of Common Shares issuable thereunder would be fixed at 12.5% of the Common Shares issued and outstanding and that the amended and restated stock option plan (the “Plan”) has since been further amended and restated.

WHEREAS the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which do not have a fixed number of maximum securities issuable be re-approved every three (3) years;

WHEREAS the shareholders of the Corporation approved on May 12, 2005, the amendments to the Plan by a majority of votes cast, and re-approved all unallocated options under the Plan on April 15, 2008, on May 11, 2011, on May 7, 2014, on May 16, 2017 and on May 14, 2020;

NOW THEREFORE BE IT RESOLVED THAT:

1.	all unallocated options under the Plan be and are hereby approved;

2.	the Corporation have the ability to continue granting options under the Plan until May 4, 2026; and

3.	any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director or officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

A-1

SCHEDULE “B”

CORPORATE GOVERNANCE PRACTICES

This Schedule provides a detailed comparison of the Company’s governance practices with the Guidelines. All capitalized terms used but not defined in this Schedule shall have the meanings ascribed thereto in the Circular.

Governance Disclosure Guideline under NI 58-101	The Company’s Governance Procedures

A.	Directors

1. The board should have a majority of independent directors.

The Board currently consists of a majority of independent directors as, of the eight directors currently serving on the Board, six are considered independent, namely Dr. Youssef L. Bennani, Mr. Franklin M. Berger, CFA, Dr. Clarissa Desjardins, Mr. Pierre Larochelle, Mr. Joseph Rus and Dr. William Mezzanotte. Dr. Francesco Bellini, O.C. and Mr. Roberto Bellini are not independent directors.

During the year ended December 31, 2022, Dr. Francesco Bellini, O.C., Chairman of the Board was not an independent director because of his relationship with Mr. Roberto Bellini, the current President and Chief Executive Officer. Mr. Roberto Bellini was not independent because, as President and Chief Executive Officer, he is a member of the management of the Company.

Regarding the persons proposed by management to be nominated for election as directors at the Meeting, a majority are considered independent. The nominees considered independent are: Dr. Youssef L. Bennani, Mr. Franklin M. Berger, CFA, Dr. Clarissa Desjardins, Mr. Pierre Larochelle, Mr. Joseph Rus and Dr. William Mezzanotte. Dr. Francesco Bellini, O.C., the Chair of the Board of Directors, is not an independent director because of his relationship with Mr. Roberto Bellini, the current President and Chief Executive Officer. Mr. Roberto Bellini, the current President and Chief Executive Officer, is not an independent director as he is a member of the management of the Company.

2. If a director is presently a director of any other reporting issuer, identify both the director and the other issuer.	A table identifying which directors are also directors of other reporting issuers is included on page 9 of the Circular.
3. The Chair of the board should be an independent director.

The Chair of the Board, Dr. Francesco Bellini, O.C., is not an independent director. Given the Company’s current stage of development and the controls in place, the Board is of the opinion that it is in the best interests of the Company and its shareholders to have

Governance Disclosure Guideline under NI 58-101	The Company’s Governance Procedures

Dr. Francesco Bellini, O.C., continue to act as Chair of the Board.

Mr. Pierre Larochelle acts as lead director. The lead director is the representative of the independent directors to the Board. He provides leadership to ensure that the Board’s agenda will enable it to successfully carry out its duties and leads meetings of the independent directors, as described below.

4. The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

The independent directors hold regular meetings at which non-independent directors and members of management are not in attendance, usually after regularly scheduled meetings of the Board. A record of attendance of each independent director at such meetings held in the financial year ended December 31, 2022, is included on page 8 of the Circular.

5. The attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year should be disclosed.	A record of attendance of each director at Board and Board committee meetings held since the beginning of the Company’s most recently completed financial year is included on page 8 of the Circular.
B. Mandate of the Board of Directors
6. The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer.	The Board has explicitly assumed responsibility for the stewardship of the Company in a formal Mandate of the Board of Directors, which was revised and amended in August 2019. This Mandate is regularly reviewed and is attached herewith as Schedule “C”.
C. Position Descriptions
7. The board should develop clear position descriptions for the Chair of the board and the Chair of each board committee. In addition, the board should develop a clear position description for the president and CEO. The board should also develop or approve the goals and objectives that the president and CEO must meet.

The Board of Directors has adopted Terms of Reference for its Chair, for its lead director, for the Chair of the Audit Committee, the Chair of the Compensation Committee and the Chair of the Nominating and Corporate Governance Committee as well as for the President and Chief Executive Officer. The Mandate of the Board of Directors, along with the charters of the committees, set forth the roles and responsibilities of the Board of Directors and its committees and guide the Chair of the Board and the Chairs of each committee in discharging their own responsibilities. The Board of Directors also periodically discusses with the President and Chief Executive Officer his role and responsibilities, as well as his goals and objectives.

D. Orientation and Continuing Education
8. The board should ensure that all new directors receive a comprehensive orientation.	The Nominating and Corporate Governance Committee has the mandate, explicitly documented in

Governance Disclosure Guideline under NI 58-101	The Company’s Governance Procedures
All new directors should understand the nature and operation of the issuer’s business. The board should provide continuing education opportunities for all directors.

its Charter, to consider the appropriateness of implementing, from time to time and as appropriate, orientation and continuing education for directors. Directors receive comprehensive packages prior to each Board and committee meeting, and are regularly briefed by management on the business and activities of the Company.

Further, the directors also receive a comprehensive binder setting out all of the Company’s corporate governance mandates, charters, policies, practices and procedures, together with copies of relevant legislation and regulations, and informational updates and analyses provided to the public by external legal advisors relating to corporate governance matters. This binder is updated periodically, as necessary.

The directors have discussed with management the development of a program of continuing education on the Company’s ongoing development programs aimed at helping each director participate actively in decisions relating to the Company’s ongoing and future development programs. In light thereof, the Company’s management provides regular briefings to the Board regarding the Company’s ongoing development programs.

E. Ethical Business Conduct
9. The board should adopt a written code of business conduct and ethics. The code should be applicable to directors, officers and employees of the issuer.	The Company has adopted a written code of ethics. This code is available through SEDAR at www.sedar.com. All directors, officers and employees of the Company are provided with a copy of the code of ethics.
10. The board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer’s directors or executive officers should be granted by the board (or a board committee) only.	The Nominating and Corporate Governance Committee is responsible for monitoring compliance with the Company’s code of ethics. The Board has not granted any waiver from the code of ethics in favour of any director or executive officer of the Company in the financial year ended December 31, 2022.
11. The board must ensure that directors exercise independent judgment in considering transactions and agreements in which a director or executive officer has a material interest.

The code of ethics of the Company provides that each director, officer or employee, including in particular senior financial officers, (collectively the “Designated Individuals”) of the Company and its subsidiary must avoid any conflict, or perception of conflict, between his or her personal interests and the interests of the Company in transacting the Company’s business. All actions and decisions by Designated Individuals in the performance of work must be based on impartial and objective assessments of the Company’s interests in the situation, totally without regard to any gifts, favours, or similar benefits from outside parties that could affect (or be seen by others to possibly affect)

Governance Disclosure Guideline under NI 58-101	The Company’s Governance Procedures

their judgment. Any gift, loan to or guarantee of obligation of, or benefit of any kind that has a value in excess of $400 must be approved by the Chief Financial Officer or, in his absence, the President and Chief Executive Officer the Company.

The code of ethics also provides that no Designated Individual shall have any financial interest or position with any entity that transacts business with or competes with the Company other than the ownership of a minor percentage of shares in a public company without immediately disclosing these interests and obtaining the approval of the Chief Financial Officer or, in the case of directors or officers, the Board.

12. The board must take steps to encourage and promote a culture of ethical business conduct.

The Board is committed to encouraging and promoting a culture of ethical business conduct and integrity throughout the Company. In order to achieve this objective, and in addition to the implementation, monitoring and enforcement of the Company’s code of ethics, the Board has adopted an anonymous complaints procedure for accounting, auditing and scientific matters to ensure that there will be no retaliation against Designated Individuals who have complaints in these respects.

F. Nomination of Directors
13. The board should appoint a nominating committee composed entirely of independent directors.

The Nominating and Corporate Governance Committee is responsible for identifying nominees to the Board for election as directors.

The Nominating and Corporate Governance Committee is composed entirely of independent directors. In fulfilling its responsibilities to identify nominees to the Board, the Nominating and Corporate Governance Committee comes up with the names of individuals it believes represent potentially suitable candidates and also solicits names of other potentially suitable candidates from the other members of the Board of Directors and also from management of the Company. It then looks at the qualifications and qualities of each in light of the needs of the Board of Directors and the Company and bases its recommendation to the Board on this basis.

14. The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the board. In addition, the nominating committee should be given authority to engage and compensate any	The Board has adopted a charter of the Nominating and Corporate Governance Committee that clearly establishes the Nominating and Corporate Governance Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. The charter also provides authority to the

Governance Disclosure Guideline under NI 58-101	The Company’s Governance Procedures
outside advisor that it determines to be necessary to permit it to carry out its duties.	Nominating and Corporate Governance Committee to engage outside advisors, if necessary.
15. Prior to nominating or appointing individuals as directors, the board should adopt a process involving the following steps: consider what competencies and skills the board, as a whole, should possess and assess what competencies and skills each existing director possesses.

The Board is composed of directors with a variety of backgrounds, skills and experience. The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board individuals qualified to become members of the Board.

From time to time and as appropriate, the Nominating and Corporate Governance Committee reviews the credentials of nominees to the Board, and assesses the existing strengths of the Board as well as the changing needs of the Company, to determine whether changes may be required to the composition of the Board to add value to the Company. The Nominating and Corporate Governance Committee completed the most recent evaluation of the performance and effectiveness of the Board in March 2023 following a process undertaken in 2022.

16. The board should consider the appropriate size of the board, with a view to facilitating effective decision-making by the board.	The Board presently consists of eight directors with a variety of backgrounds. Its size and composition are subject to periodic review by the Nominating and Corporate Governance Committee.
17. The nominating committee should be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders.	The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board new candidates for election and for filling director vacancies.
18. In making its recommendations, the nominating committee should consider the competencies and skills that the board considers to be necessary for the board, as a whole, to possess and those that the board considers each existing director and new nominee to possess.	As described above, the Nominating and Corporate Governance Committee ensures that the composition of the Board is such that the required competencies and skills are represented on the Board and that the nominees make up a competent team which can carry out the Mandate of the Board and add value to the Company.
19. The board should consider the representation of women on the board and in executive positions.	The Board is mindful of diversity within its ranks and in executive positions. While the Board has not, at this stage, considering its size and stage of development, adopted a written diversity policy or set a target number of women directors or executive officers, the Board and the Company do seek to include gender diversity within their ranks and consider the representation of women in the identification and selection of directors and executive officers; experience and expertise, at this stage of development of the Company, are the key elements, however, in the identification and the selection of directors and executive officers. One of the eight (13%) proposed

Governance Disclosure Guideline under NI 58-101	The Company’s Governance Procedures
nominees to the Board is a woman. The Company has six full-time executive officers, one of which (17%) is a woman; the Company has also historically had a number of women executives in its ranks.
G. Compensation
20. The board should appoint a compensation committee composed entirely of independent directors.	The Compensation Committee is responsible for assisting the Board in discharging its oversight responsibilities relating to, among other things, executive compensation. The Compensation Committee is composed entirely of independent directors.
21. The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and the manner of reporting to the board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.	The Board has adopted a charter of the Compensation Committee which clearly establishes the Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. The charter also gives the Compensation Committee the authority to engage outside advisors, if necessary.
22. The compensation committee should be responsible for: reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO’s compensation level based on this evaluation; making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans and reviewing executive compensation disclosure before the issuer publicly discloses this information.	The Compensation Committee is responsible for reviewing and recommending to the Board the levels of compensation of the President and Chief Executive Officer and the officers reporting to the President and Chief Executive Officer, as well as reviewing the objectives of the President and Chief Executive Officer and assessing his performance in respect of such assessment. The Compensation Committee is also responsible for reviewing the adequacy and forms of compensation generally and of director compensation as well as the review of the executive compensation disclosure of the issuer.
23. If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	No compensation consultant or advisor was retained by the Company to assist the Compensation Committee on any matters during the financial year ended December 31, 2022. However, in December 2022, the Company retained the services of Mercer to assist the Compensation Committee with its benchmarking analysis, as described in further detail on page 12 of the Circular.

Governance Disclosure Guideline under NI 58-101	The Company’s Governance Procedures
H. Other Board Committees
24. Identify the standing committees of the board other than the audit, nominating and compensation committees, and describe their function.	The Board has no standing committees other than the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, each of which is described in detail on page 28 of the Circular.
I. Assessments
25. The board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution.

The Nominating and Corporate Governance Committee has the mandate, explicitly documented in its charter, to implement a process for assessing the effectiveness of the Board, its committees and individual directors.

Directors aim to conduct an annual evaluation of the performance and effectiveness of the Board as a whole, in light of its Mandate. This evaluation is performed through peer review, evaluation and discussions amongst the directors. The most recent evaluation was completed by the Nominating and Corporate Governance Committee in March 2023 following a process undertaken in 2022.

J. Term Limits
26. Disclose whether term limits for directors or other mechanisms of board renewal has been adopted.	The Board has not adopted formal term limits as it is of the view that, given the Company’s current stage of development, it is critical for the Board to ensure that the required competencies and skills continue to be represented within its ranks. The Nominating and Corporate Governance Committee considers renewal of Board membership on a yearly basis.

SCHEDULE “C”

BELLUS HEALTH INC.

BOARD OF DIRECTORS MANDATE

1.	MANDATE

1.1	In adopting this mandate,

1.1.1	the board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act (the “CBCA”) and any other applicable legal and stock exchange listing requirements, is to manage, or supervise the management of, the business and affairs of BELLUS Health Inc. (the “Company”) and that this mandate includes responsibility for stewardship of the Company; and

1.1.2	the board explicitly assumes responsibility for the stewardship of the Company, as contemplated by the corporate governance guidelines adopted by the Canadian securities regulatory authorities (the “Canadian Guidelines”) and any other applicable legal and stock exchange listing requirements.

2.	BOARD MEMBERSHIP

2.1	Number of Members – The board shall consist of such number of directors as the board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in the Company’s articles.

2.2	Independence of Members –

2.2.1	At least three of the directors shall not be officers or employees of the Company or any of its affiliates.

2.2.2	At least one-quarter of the directors shall be resident Canadians.

2.2.3	A majority of the directors must be independent as defined under the Canadian Guidelines and any other applicable legal and stock exchange listing requirements.

2.3	Election and Appointment of Directors – Directors shall be elected by the shareholders at each annual meeting of shareholders, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

2.4	Vacancy – The board may appoint a member to fill a vacancy, which occurs in the board between annual elections of directors to the extent permitted by the CBCA and any other applicable legal and stock exchange listing requirements.

2.5	Removal of Members – Any director may be removed from office by an ordinary resolution of the shareholders at a special meeting of shareholders.

2.6	Additional Directors – In addition to filling vacancies on the board, the directors may at any time, without exceeding the number of directors provided by the articles of the Company, appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the previous annual meetings of shareholders.

3.	BOARD CHAIR

3.1	Chairperson of the Board – The chairperson of the board shall, to the extent practicable, be independent within the meaning of the Canadian Guidelines and any other applicable legal and stock exchange listing requirements.

3.2	Chairperson of Meetings – The chairperson of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairperson of the board, the deputy chairperson, or chairperson of the executive committee of the board (if such a committee is constituted). If no such officer is present, the directors present shall choose one of their number to be chairperson.

4.	MEETINGS OF THE BOARD

4.1	Quorum – Unless otherwise fixed by resolution of the directors, a quorum of the board shall be a majority of its members.

4.2	Secretary – The secretary of the board shall be designated from time to time in accordance with the by-laws of the Company.

4.3	Time and Place of Meetings – Meetings of the board shall be held from time to time and at such place as the board, the deputy chairperson, the chairperson of the board, the chairperson of the executive committee of the board (if such a committee is constituted) or any two directors may determine.

4.4	Right to Vote – Each member of the board shall have the right to vote on matters that come before the board unless precluded by the CBCA and any other applicable legal and stock exchange listing requirements.

4.5	Invitees – The board may invite officers and employees of the Company or any other person to attend meetings of the board to assist in the discussion and examination of the matters under consideration by the board.

4.6	Meeting of Independent Directors – The independent directors must hold regularly scheduled meetings at which only independent directors are present but, in no event, shall the independent directors meet fewer than two (2) times per year.

4.7	Attendance and Preparedness – Directors are expected to attend regularly scheduled meetings of the board and of the shareholders and to have prepared for the meetings by, at a minimum, reviewing in advance of the meeting the materials delivered in connection with the meeting. The attendance record of individual directors at meetings of the board will be disclosed in the Company’s proxy circular as required by applicable law.

5.	OUTSIDE ADVISORS

5.1	Retaining and Compensating Advisors – Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Nominating and Corporate Governance Committee.

6.	REMUNERATION OF BOARD MEMBERS

6.1	Members of the board shall receive such remuneration for their service on the board and its committees as the board may determine from time to time.

7.	DUTIES AND RESPONSIBILITIES OF THE BOARD

7.1	Specific Aspects of Stewardship Function – In adopting this mandate, the board hereby explicitly assumes responsibility for the matters set out below:

7.1.1	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

7.1.2	adopting of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business;

7.1.3	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

7.1.4	succession planning, including appointing, training and monitoring senior management;

7.1.5	adopting a communication policy for the Company; and

7.1.6	the Company’s internal control and management information systems.

7.2	Corporate Governance Matters – The board shall adopt and maintain corporate governance principles and guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate.

7.3	Nomination and Appointment of Directors –

7.3.1	The board shall nominate individuals for election as directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

7.3.2	The board may fill such vacancies on the board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

7.3.3	The board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the board.

7.3.4	In selecting candidates for appointment or nomination as directors, the board shall:

(i)	consider what competencies and skills the board, as a whole, should possess; and

(ii)	assess what competencies and skills each existing director possesses.

7.4	Significant Decisions – The board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

7.5	Information Flow from Management – The board shall require management to keep it aware of the Company’s performance and events affecting the Company’s business, including opportunities in the marketplace and adverse or positive developments.

7.6	Position Descriptions – The board shall develop clear position descriptions for the chairperson of the board, the deputy chairperson and the chair of each board committee. In addition, the board, together with the CEO, shall develop a clear position description for the CEO.

7.7	Corporate Objectives – The board shall approve specific financial and business goals and objectives, which will be used as a basis for measuring the performance of the CEO.

7.8	Delegation to Committees –

7.8.1	The board shall establish and maintain the following committees of the board, each having charters that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate:

(i)	Audit Committee;

(ii)	Nominating and Corporate Governance Committee; and

(iii)	The Compensation Committee.

7.8.2	Subject to the Company’s articles and by-laws, the board may appoint any other committee of directors and delegate to such committee any of the powers of the board, except to the extent that such delegation is prohibited under the CBCA and any other applicable legal and stock exchange listing requirements.

7.8.3	The board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

7.8.4	Subject to applicable legal and stock exchange listing requirements, and in adherence to such requirements, the board will review the charters and the composition of each of its committees on a regular basis and will revise those charters or amend the composition of its committees as it considers appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

7.9	Delegation to Management – Subject to the Company’s articles and by-laws, the board may designate the offices of the Company, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Company, except to the extent that such delegation is prohibited under the CBCA and any other applicable legal and stock exchange listing requirements.

7.10	Residual Authority – The board retains responsibility for any matter that has not been delegated to management or to a committee of the directors.

7.11	Financial Statements – The board shall review and, if appropriate, approve the Company’s annual financial statements after the Audit Committee has reviewed and made a recommendation on those statements to the board.

7.12	Compensation Matters –

7.12.1	Executive Compensation Policy – The board shall review the executive compensation policy submitted to it by the Compensation Committee.

7.12.2	Compensation and Benefits – The board shall review and approve, as appropriate:

(i)	the overall structure of the Company’s total compensation strategy, including the elements of the Company’s annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

(ii)	the CEO’s total compensation in light of the performance assessment by the Compensation Committee;

(iii)	the individual elements of total compensation for the executives named in the annual proxy statement and the total compensation of such other members of senior management not named in the annual proxy statement;

(iv)	the total compensation for the members of the board, in light of director compensation guidelines and principles established by the Compensation Committee;

(v)	and shall require the Compensation Committee to make recommendations to it with respect to such matters.

7.12.3	Organizational Responsibilities – The board shall review and approve as appropriate:

(i)	appointments for all mission critical positions (as such positions are defined by the Compensation Committee from time to time) and compensation packages for such appointments;

(ii)	executive compensation disclosure that is required to be publicly disclosed by the Company;

(iii)	and shall require the Compensation Committee to make recommendations to it with respect to such matters.

7.12.4	Pension Plan Matters – The board shall receive and review reports from management and from the Compensation Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

7.13	Code of Ethics –

7.13.1	The board shall adopt a written code of business conduct and ethics (the “Code”) recommended to it by the Nominating and Governance Committee and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate.

7.13.2	The board shall be responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of directors or executive officers of the Company shall be granted by the board (or a committee of the board) only.

7.14	Communication Policy – The Board shall periodically review the Company’s overall communications policy, including measures for receiving feedback from stakeholders.

8.	REGULAR BOARD ASSESSMENTS

8.1	Establish Process – The board shall establish a process to be carried out by the Nominating and Governance Committee for regularly assessing the effectiveness and contribution of the board, its committees and each individual director.

8.2	Amendments to Mandate – The board will review and reassess the adequacy of its mandate on a regular basis.

9.	ORIENTATION AND CONTINUING EDUCATION

9.1	The board shall ensure that all new directors receive a comprehensive orientation.

9.2	The board shall provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

10.	INTERPRETATION

10.1	The provisions of this mandate shall at all times be subject to the provisions of the CBCA, the articles and the by-laws of the Company and any other applicable legal and stock exchange listing requirements.

* * *

This mandate is intended as a component of the flexible governance framework within which the board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s articles and by-laws, it is not intended to establish any legally binding obligations. The Directors have the right to derogate from the provisions of this mandate where the circumstances warrant it, to the extent permitted by applicable laws, regulations and listing requirements and the Company’s articles and by-laws.